IVY DISTRIBUTORS, INC.

Statement of Operations

Year ended December 31, 2019

(In thousands)

Revenue:		
Underwriting and distribution fees	$	123,805
Revenue sharing		58,211
Total		182,016
Expenses:		
Distribution		152,178
Compensation and benefits		20,764
General and administrative		32,398
Technology		4,874
Occupancy		42
Marketing and advertising		8,294
Depreciation		991
Total		219,541
Operating loss		(37,525)
Investment and other income		1,684
Loss before income tax benefit		(35,841)
Income tax benefit		8,238
Net loss	$	(27,603)

See accompanying notes to financial statements.